UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

BONA FILM GROUP LIMITED

(Name of Issuer)

Ordinary Shares, par value US$0.0005 per share

(Title of Class of Securities)

09777B107**

(CUSIP Number)

Janet L. Nova

Senior Vice President and Deputy General Counsel

NCIH, Inc.

1211 Avenue of the Americas

New York, New York 10036

(212) 852-7214

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

Sam Zucker, Esq.

O’Melveny & Myers LLP

2765 Sand Hill Road

Menlo Park, California 94025

(650) 473-2600

May 21, 2012

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, of Bona Film Group Limited, each representing two Ordinary Shares. No CUSIP has been assigned to the Ordinary Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Names of reporting persons NCIH, Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization State of Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 6,050,067 Ordinary Shares
	(8)	Shared voting power 0
	(9)	Sole dispositive power 6,050,067 Ordinary Shares
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 6,050,067 Ordinary Shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) Approximately 19.9%[1]
(14)	Type of reporting person (see instructions) CO

[1]

This percentage is calculated based on 30,402,346 ordinary shares of Bona Film Group Limited outstanding as of May 13, 2012 (not including outstanding options exercisable for ordinary shares), as represented by Bona Film Group Limited in that certain Share Purchase Agreement dated as of May 13, 2012, by and among Mr. Dong Yu, Skillgreat Limited, Bona Film Group Limited and NCIH, Inc.

(1)	Names of reporting persons News Corporation
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization State of Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 6,050,067 Ordinary Shares
	(8)	Shared voting power 0
	(9)	Sole dispositive power 6,050,067 Ordinary Shares
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 6,050,067 Ordinary Shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) Approximately 19.9%[2]
(14)	Type of reporting person (see instructions) CO

[2]

This percentage is calculated based on 30,402,346 ordinary shares of Bona Film Group Limited outstanding as of May 13, 2012 (not including outstanding options exercisable for ordinary shares), as represented by Bona Film Group Limited in that certain Share Purchase Agreement dated as of May 13, 2012, by and among Mr. Dong Yu, Skillgreat Limited, Bona Film Group Limited and NCIH, Inc.

Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to the ordinary shares, par value US$0.0005 per share (“Ordinary Shares”), of Bona Film Group Limited, a Cayman Islands company (the “Issuer”). Each Ordinary Share is represented by two American depository shares (“ADSs”) of the Issuer, which ADSs are listed on The NASDAQ Global Select Market under the symbol “BONA.”

The principal executive offices of the Issuer are located at 11/F Guan Hu Garden 3, 105 Yao Jia Yuan Road, Chaoyang District, Beijing 100025, People’s Republic of China.

Item 2.	Identity and Background.

(a) This Statement is being jointly filed by NCIH, Inc., a Delaware corporation (“NCIH”), and News Corporation, a Delaware corporation (“News Corporation” and together with NCIH, the “Reporting Persons”).

(b) The address of the principal place of business of each Reporting Person is 1211 Avenue of the Americas, New York, New York 10036.

(c) NCIH is an indirect wholly-owned subsidiary of News Corporation and is principally engaged in making and holding investments in China. News Corporation is a diversified global media company, which manages and reports its businesses in six segments, including cable network programming, film entertainment, television, direct broadcast satellite television, publishing and other.

In accordance with the provisions of General Instruction C to Schedule 13D of the Securities Exchange Act of 1934, as amended (the “Act”), information concerning each executive officer and director of each Reporting Person required by Item 2 of Schedule 13D is set forth in Schedule A attached to this Statement and is incorporated by reference herein.

(d) During the last five years, none of the Reporting Persons or any of the persons named in Schedule A hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons or any of the persons named in Schedule A hereto was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each Reporting Person is a Delaware corporation. The citizenship of each executive officer and director of each Reporting Person is set forth in Schedule A hereto and is incorporated by reference herein.

Neither the filing of this Statement nor anything contained herein shall be construed as an admission that (i) any Reporting Person constitutes a “person” for any purpose other than Section 13(d) of the Act or (ii) any combination of the Reporting Persons constitutes a “group” for any purpose. Information contained herein with respect to each Reporting Person and its executive officers, directors and controlling persons is given solely by such Reporting Person, and no other Reporting Person has responsibility for the accuracy or completeness of information supplied by such other Reporting Person.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Persons are filing this Statement to report the purchase by NCIH of an aggregate of 6,050,067 Ordinary Shares from Skillgreat Limited, a British Virgin Islands company (the “Selling Shareholder”), pursuant to that certain Share Purchase Agreement dated as of May 13, 2012 (the “Share Purchase Agreement”), by and among Mr. Dong Yu (the “Founder”), the Selling Shareholder, the Issuer and NCIH. The share purchase was consummated in a series of four closings, which occurred on May 21, May 23, May 24 and May 25, 2012, respectively, upon satisfaction of certain conditions set forth in the Share Purchase Agreement in relation to each closing. NCIH paid an aggregate purchase price of US$68,970,763.80 for these Ordinary Shares at US$11.40 per Ordinary Share. The funds used by NCIH in making the share purchase were obtained from the working capital of News Corporation.

As disclosed in the Schedule 13D jointly filed by the Founder and the Selling Shareholder on May 25, 2012, the Selling Shareholder is wholly owned by the Founder, who is the chairman and chief executive officer of the Issuer.

In connection with the Share Purchase Agreement, NCIH entered into that certain Investor Rights Agreement (the “Investor Rights Agreement”) with the Founder, the Selling Shareholder and the Issuer at the first closing on May 21, 2012 (the “First Closing”), to set forth certain rights and obligations of NCIH in relation to the Ordinary Shares purchased under the Share Purchase Agreement.

References to and descriptions of the Share Purchase Agreement and the Investor Rights Agreement are qualified in their entirety by reference to the Share Purchase Agreement and the Investor Rights Agreement filed as Exhibits 2 and 3 to this Statement, respectively, which are incorporated by reference in their entirety in this Item 3.

Item 4.	Purpose of Transaction.

NCIH purchased the Ordinary Shares from the Selling Shareholder primarily for investment purposes. In addition, pursuant to a non-binding statement of intent by the Issuer and NCIH in the Investor Rights Agreement, the Issuer and NCIH (or its affiliates) may explore potential possibilities for partnership opportunities with respect to one or more projects in the film industry.

Pursuant to the Share Purchase Agreement, each of the Founder, the Selling Shareholder and NCIH agrees not to, within six months after the fourth closing on May 25, 2012 (the “Fourth Closing”), offer, sell, transfer, encumber or otherwise dispose of any ADSs, Ordinary Shares or securities convertible into or exchangeable or exercisable for ADSs or Ordinary Shares.

Pursuant to the Investor Rights Agreement, NCIH has the right to designate one representative (the “NCIH Nominee”) either as a non-voting observer or as a member to each of the board of directors (the “Board”) and the Investment Management Committee of the Issuer, and the Issuer agrees to nominate and recommend for election the NCIH Nominee to serve as a member of the Board. The Selling Shareholder agrees, and the Founder agrees to cause the Selling Shareholder, (i) to vote the Ordinary Shares owned or controlled by the Selling Shareholder to elect the NCIH Nominee to serve as a member of the Board, and (ii) not to initiate or support any proxy process or contest to remove or replace the NCIH Nominee or take any similar action. In addition, NCIH has the right to designate one Vice President of the Issuer, who will be responsible for assisting in exploring potential possibilities for partnership opportunities between the Issuer and NCIH (or its affiliates) as described above. NCIH is entitled to these rights for so long as it continues to hold at least 50% of the Ordinary Shares purchased under the Share Purchase Agreement.

Pursuant to the Investor Rights Agreement, NCIH agrees to, within one year after the First Closing, vote such number of Voting Shares (as defined below) in accordance with the instructions of the Selling Shareholder with respect to (a) the first public offering of Ordinary Shares by the Issuer after the First Closing, provided that such public offering meets certain conditions specified in the Investor Rights Agreement, and (b) the re-election of the Founder as a member to the Board. The number of “Voting Shares” equals the lesser of (x) all of the Ordinary Shares held by NCIH at the record date for such instructed voting or (y) 33.4% of the total number of outstanding Ordinary Shares as of such record date minus the number of Ordinary Shares beneficially owned by the Founder and his affiliates immediately after the Fourth Closing (reduced by any increase in the number of Ordinary Shares beneficially owned by the Founder and his affiliates from the Fourth Closing through such record date).

Pursuant to the Investor Rights Agreement, within one year after the First Closing, neither NCIH nor its controlled affiliates shall, except with the written consent of the Selling Shareholder, purchase a number of Ordinary Shares equal to or greater than the number of Voting Shares or a majority of the assets of the Issuer or acquire the Issuer by merger, scheme of arrangement, amalgamation, or consolidation.

Pursuant to the Investor Rights Agreement, the Issuer agrees to file with the Securities and Exchange Commission a registration statement covering the resale on a continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, of (i) all of the Ordinary Shares purchased under the Share Purchase Agreement and (ii) any Ordinary Shares issued as (or issuable upon the conversion or exercise of any warrant, right or other security which is issued as) a dividend or other distribution with respect to, in exchange for or in replacement of, all such Ordinary Shares described in (i) above, by the 30th day following delivery of a written notice from the holders of at least a majority of such registrable securities (or such later date specified in the notice). In addition, the holders of registrable securities have the right to participate in certain registration statements filed by the Issuer for its own account or the account of others under the Securities Act of 1933, as amended.

Pursuant to the Investor Rights Agreement, NCIH has the right, but not the obligation, to purchase, within 30 days after receipt of a written notice delivered by the Issuer, NCIH’s pro rata share of any securities to be offered or sold by the Issuer at the price and on the terms and conditions specified in such written notice.

References to and descriptions of the Share Purchase Agreement and the Investor Rights Agreement are qualified in their entirety by reference to the Share Purchase Agreement and the Investor Rights Agreement filed as Exhibits 2 and 3, respectively, to this Statement, which are incorporated in their entirety by reference in this Item 4.

Other than as set forth in this Statement, none of the Reporting Persons has any present plans or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D of the Act. Subject to applicable law and the restrictions set forth in the Investor Rights Agreement, the Reporting Persons reserve the right to change their intentions and to develop plans or proposals that could relate to or result in any of the types of transactions described in such subparagraphs.

Item 5.	Interest in Securities of the Issuer.

(a) Upon the First Closing, NCIH purchased 2,550,067 Ordinary Shares from the Selling Shareholder, which represent approximately 8.4% of the total number of Ordinary Shares outstanding as of May 13, 2012 (not including outstanding options exercisable for Ordinary Shares), as represented by the Issuer in the Share Purchase Agreement. After the consummation of the four closings and as of the date of this Statement, NCIH owns an aggregate of 6,050,067 Ordinary Shares, which represent approximately 19.9% of the total number of Ordinary Shares outstanding as of May 13, 2012 (not including outstanding options exercisable for Ordinary Shares), as represented by the Issuer in the Share Purchase Agreement. News Corporation indirectly owns 100% of the outstanding shares of capital stock of NCIH. Each Reporting Person hereby expressly disclaims beneficial ownership of Ordinary Shares that may be deemed beneficially owned by the other Reporting Person and expressly disclaims membership in a “group” within the meaning of Section 13(d)(3) of the Act with each other.

As a result of the transactions described in this Statement, the Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Act with the Founder and the Selling Shareholder with respect to the matters described in Item 4 of this Statement. Each Reporting Person hereby expressly disclaims beneficial ownership of Ordinary Shares legally or beneficially owned by the Founder or the Selling Shareholder and expressly disclaims membership in a “group” within the meaning of Section 13(d)(3) of the Act with the Founder and the Selling Shareholder.

(b) Each Reporting Person has sole power to dispose, or to direct the disposition of, 6,050,067 Ordinary Shares, and sole power to vote, or to direct the vote of, 6,050,067 Ordinary Shares.

(c) Except as described in this Statement, none of the Reporting Persons or any of the persons named in Schedule A hereto has effected any transactions in the Ordinary Shares or ADSs during the past 60 days.

(d) No other person is known by the Reporting Persons to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares held by the Reporting Persons or ADSs representing such Ordinary Shares.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

NCIH has entered into the Share Purchase Agreement, the Investor Rights Agreement and certain ancillary documents referred to therein with the Founder, the Selling Shareholder and the Issuer in connection with the purchase of the Ordinary Shares. The information set forth in Items 3 and 4 of this Statement is incorporated by reference in this Item 6.

Other than as described in this Statement, to the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of this Statement, and between such persons and any person with respect to any securities of the Issuer.

References to and descriptions of the Share Purchase Agreement and the Investor Rights Agreement in this Statement are qualified in their entirety by reference to the Share Purchase Agreement and the Investor Rights Agreement filed as Exhibits 2 and 3, respectively, to this Statement, which are incorporated by reference in their entirety in this Statement.

Item 7.	Material to Be Filed as Exhibits.

1	Joint Filing Agreement dated as of May 30, 2012, by the Reporting Persons

2	Share Purchase Agreement dated as of May 13, 2012, by and among Mr. Dong Yu, Skillgreat Limited, Bona Film Group Limited and NCIH, Inc.

3	Investor Rights Agreement dated as of May 21, 2012, by and among Mr. Dong Yu, Skillgreat Limited, Bona Film Group Limited and NCIH, Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 30, 2012

NCIH, Inc.

	By:	/s/ Janet L. Nova
	Name:	Janet L. Nova
	Title:	Senior Vice President and Deputy General Counsel

News Corporation

	By:	/s/ Janet L. Nova
	Name:	Janet L. Nova
	Title:	Senior Vice President and Deputy General Counsel

INDEX TO EXHIBITS

Exhibit Number	Document

1	Joint Filing Agreement dated as of May 30, 2012, by the Reporting Persons

2	Share Purchase Agreement dated as of May 13, 2012, by and among Mr. Dong Yu, Skillgreat Limited, Bona Film Group Limited and NCIH, Inc.

3	Investor Rights Agreement dated as of May 21, 2012, by and among Mr. Dong Yu, Skillgreat Limited, Bona Film Group Limited and NCIH, Inc.

SCHEDULE A

NCIH, INC.

The name and present principal occupation or employment of the directors and executive officers of NCIH, Inc. are set forth below. Unless otherwise indicated below, the current business address of each director and executive officer is 1211 Avenue of the Americas, New York, New York 10036.

Name	Present Principal Occupation or Employment	Citizenship
Charles Gordon Carey	Chairman and President	USA
David F. DeVoe	Director and Senior Executive Vice President	USA

NEWS CORPORATION

The name and present principal occupation or employment of the directors and executive officers of News Corporation are set forth below. Unless otherwise indicated below, the current business address of each director and executive officer is 1211 Avenue of the Americas, New York, New York 10036.

Name	Present Principal Occupation or Employment	Citizenship
K. Rupert Murdoch AC	Chairman and Chief Executive Officer	USA
José María Aznar	Director	Spain
Natalie Bancroft	Director	USA
Peter L. Barnes	Director	Australia
James W. Breyer	Director	USA
Chase Carey	Deputy Chairman, President and Chief Operating Officer	USA
David F. DeVoe	Director, Senior Executive Vice President and Chief Financial Officer	USA
Viet Dinh	Director	USA
Sir Roderick I. Eddington	Director	Australia
Joel I. Klein	Director	USA
Andrew S.B. Knight	Director	UK
James R. Murdoch	Director, Deputy Chief Operating Officer and Chairman and CEO, International	USA
Lachlan K. Murdoch	Director	USA
Arthur M. Siskind	Director	USA
John L. Thornton	Director	USA
Gerson Zweifach	Senior Executive Vice President and Group General Counsel	USA